Peak Successfully Tests Fund Transfer Process from China to Canada

Montreal, Quebec--(Newsfile Corp. - February 10, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has successfully tested the process whereby the its Chinese operating subsidiaries will periodically send funds back to Canada once the Company becomes profitable and deems it appropriate for its subsidiaries to do so.

Long before establishing its operating subsidiaries in China, Peak worked with business consultants, tax experts, legal and financial advisors specialized in helping foreign entities do business in China. Together they helped Peak create and put in place a corporate structure and file the necessary paperwork so that Peak's subsidiaries could eventually follow a government-established process to send funds to the Company's Canadian head office. Part of the exercise required a disclosure process with various government departments at the time of registration and creation of each subsidiary, and the continuous maintenance in good standing of prescribed regulations, all of which led to the first successful transfer of funds from Peak's Asia Synergy Data Solutions subsidiary to the Company.

"Today's announcement has been several years in the making," commented Peak CEO Johnson Joseph. "We've been following our advisors' advice from day one and were always confident that the process would work as described. But until recently we weren't in a position to test it or had real grounds to do so. However, given the path that the Company is currently on and the possibility of repatriating funds from China at some point in 2021, we felt it was important for us to test the process to ensure that it actually works. We have now validated that we have a clear path and process, endorsed and prescribed by the Chinese government authorities, for our subsidiaries to send funds from China to Canada. We're also very pleased with the amount we were able to transfer and how quickly the transaction was completed."

The amount of the transfer was kept confidential as Peak has adopted an internal policy not to disclose the value of these types of transactions if and when such transactions are referred to in public communications.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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